SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1

COSAN LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

CLASS A COMMON SHARES, PAR VALUE U.S.$0.01 PER SHARE

(Title of Class of Securities)

G25343107

(CUSIP Number of Class of Securities)

MARCELO EDUARDO MARTINS

(55)(11) 3897-9797

RI@COSAN.COM.BR

AV. BRIGADEIRO FARIA LIMA, 4100 – 16TH FLOOR

SÃO PAULO, SP 04538-132, BRAZIL

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
MANUEL GARCIADIAZ, ESQ.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 450-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
U.S.$100,000,000	U.S.$12,120

(1)	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of Class A common shares for a maximum aggregate tender offer price of U.S.$100,000,000.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals U.S.$121.20 per million dollars of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S.$12,120	Filing Party: Cosan Limited
Form or Registration No.: Schedule TO	Date Filed: November 30, 2018

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by Cosan Limited (the “Company”), a limited liability exempted company incorporated under the laws of Bermuda, in relation to the Company’s offer to purchase for cash up to an aggregate amount of U.S.$100,000,000 Class A Common Shares, par value U.S.$0.01 per share, at a purchase price not greater than U.S.$9.30 nor less than U.S.$8.88 per share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2018 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”).

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO and the Exhibits thereto. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Exhibits thereto. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Exhibits thereto.

ITEMS 1 THROUGH 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Disclosure Pertaining to Changes in Ownership of Certain Persons

The following paragraph (the “Changes in Ownership Paragraph”) is added in each of the places referred to below:

“As a result, the Offer will increase the proportional holdings of our directors and executive officers. Assuming that the Offer is fully subscribed and that we purchase 11,261,261 Class A common shares in the Offer at the minimum Purchase Price, the Offer will increase the proportional holdings of (i) our directors and executive officers (excluding our chairman Mr. Rubens Ometto Silveira Mello) to approximately 1.48% and (ii) our chairman Mr. Rubens Ometto Silveira Mello to approximately 14.23% of the total number of outstanding Class A common shares as of November 30, 2018. Assuming that the Offer is fully subscribed and that we purchase 10,752,688 Class A common shares in the Offer at the maximum Purchase Price, the Offer will increase the proportional holdings of (x) our directors and executive officers (excluding our chairman Mr. Rubens Ometto Silveira Mello) to approximately 1.47% and (y) our chairman Mr. Rubens Ometto Silveira Mello to approximately 14.18% of the total number of outstanding Class A common shares as of November 30, 2018.”

The Changes in Ownership Paragraph is added in the following places in the Offer to Purchase:

•	Immediately after the first sentence of the sole paragraph appearing in the section of the Offer to Purchase captioned “Summary Term Sheet—Will the Company’s directors and executive officers tender shares in the tender offer?” on page vi of the Offer to Purchase, in place of the second sentence of such paragraph which is hereby deleted.

•	In the section of the Offer to Purchase captioned “Introduction”, immediately after the second sentence of the second paragraph on page 2 of the Offer to Purchase (which paragraph, for the avoidance of doubt, begins with the words “Our directors and executive officers are entitled to…”), in place of the third sentence of such paragraph which is hereby deleted.

•	Immediately after the third sentence of the second paragraph appearing on page 18 of the Offer to Purchase (under the caption “Interests of Directors, Executive Officers and Affiliates” in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the section captioned “The Tender Offer” in the Offer to Purchase), in place of the fourth sentence of such paragraph which is hereby deleted.

Other Changes

Section Captioned “Summary Term Sheet” in the Offer to Purchase

The eighth bullet in the section of the Offer to Purchase captioned “Summary Term Sheet—What are the significant conditions to the Offer?” on page iii of the Offer to Purchase is replaced in its entirety by the following:

“No decrease of more than 10% of the Dow Jones Industrial Average, the NYSE Composite or the S&P 500 Index, in each case measured from the close of trading on November 30, 2018 (Dow Jones Industrial Average: 25,538.46; NYSE Composite: 12,457.55; S&P 500 Index: 2,760.17), shall have occurred.”

Section 7 (“Conditions of the Tender Offer”) of the Section Captioned “The Tender Offer” in the Offer to Purchase

First Paragraph of Section 7 (“Conditions of the Tender Offer”)

The parenthetical containing the words (including the parentheses) “(whether any shares have theretofore been accepted for payment)” appearing in the first paragraph of Section 7 (“Conditions of the Tender Offer”) on page 13 of the Offer to Purchase is deleted.

In addition, the words (including the parentheses) “(other than any such event or events that are proximately caused by our action or failure to act)” are added in the first paragraph of Section 7 (“Conditions of the Tender Offer”) on page 13 of the Offer to Purchase, immediately after the words “regardless of the circumstances giving rise to the event or events.”

Fourth Bullet of Section 7 (“Conditions of the Tender Offer”)

The fourth bullet of Section 7 (“Conditions of the Tender Offer”) on page 13 of the Offer to Purchase is replaced in its entirety by the word (including the square brackets) “[Reserved]”.

Sixth Bullet of Section 7 (“Conditions of the Tender Offer”)

The sixth bullet of Section 7 (“Conditions of the Tender Offer”) on page 13 of the Offer to Purchase is replaced in its entirety by the following:

“a decrease of more than 10% in the Dow Jones Industrial Average, the NYSE Composite or the S&P 500 Index, in each case measured from the close of trading on November 30, 2018 (Dow Jones Industrial Average: 25,538.46; NYSE Composite: 12,457.55; S&P 500 Index: 2,760.17);”

Last Paragraph of Section 7 (“Conditions of the Tender Offer”)

The words (including the parentheses) “(other than conditions that are proximately caused by our action or failure to act)” are added to the last paragraph of Section 7 (“Conditions of the Tender Offer”), which paragraph appears on page 15 of the Offer to Purchase, immediately following the words “regardless of the circumstances giving rise to any of these conditions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2018

COSAN LIMITED

By:	/s/ Marcos Marinho Lutz
	Name:	Marcos Marinho Lutz
	Title:	Chief Executive Officer